UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number:001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed on the report on Form 6-K of Elong Power Holding Limited (the “Company”), at the annual general meeting of shareholders of the Company held on November 24, 2025, it was approved and authorized, among others, that

(i)	(A) one or more share consolidations of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of not less than two (2)-for-one (1) and not more than five-hundred (500)-for-one (1) aggregately, with the exact ratio to be set at a whole number within the aforementioned range and the exact date to be determined by the Board of Directors of the Company (the “Board”) in its sole discretion within two years after the date of November 24, 2025 provided that the aggregate ratio shall not exceed five-hundred (500)-for-one (1) and that no fractional share shall arise from the share consolidations, and (B) any fractional shares resulting from the share consolidations be rounded up to the nearest whole Class A ordinary shares or and Class B ordinary shares ;

(ii)	the Board do all other such acts and things as the Board considers necessary or desirable for the purposes of the share consolidations, including determining the consolidation range and the exact date of the share consolidations and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the share consolidations; and

(iii)	the second amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association to reflect the share capital increase and the share consolidations, with effect from the effective date of the share capital increase and the Share consolidations.

According to the unanimous written resolutions of the Board passed on December 2, 2025, the share consolidation at the ratio of sixteen (16)-for-one (1) and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share to be effective on December 2, 2025 (the “Share Consolidation”) were approved and took effect on December 2, 2025.

Upon the opening of the market on December 26, 2025, the Company’s Class A ordinary shares of a par value of US$0.00016 each began trading on the Nasdaq Global Market (“Nasdaq”) on a post-Share Consolidation basis under the current symbol “ELPW”. The new CUSIP number following the Share Consolidation is G3016G111.

The Share Consolidation reduced the number of outstanding shares of the Company from approximately 61.3 million Class A ordinary shares of a par value of US$0.00001 each and approximately 5.8 million Class B ordinary shares of a par value of US$0.00001 each to approximately 3.8 million Class A ordinary shares of a par value of US$0.00016 each and approximately 0.4 million Class B ordinary shares of a par value of US$0.00016 each, respectively. Every sixteen (16) outstanding Class A ordinary shares or Class B ordinary shares were combined into and automatically become one post-Share Consolidation Class A ordinary shares or Class B ordinary shares, respectively. No fractional shares were issued in connection with the Share Consolidation. Instead, the Company issued one full post-Share Consolidation Class A ordinary shares or Class B ordinary shares, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the Class A ordinary shares and Class B ordinary shares was increased in proportion to the ratio of the Share Consolidation to $0.00016 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Share Consolidation to 125,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 31,250,000,000 class B ordinary shares of a par value of US$0.00016 each.

The Share Consolidation is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”). As previously disclosed on a report on Form 6-K, Nasdaq provided the Company until April 1, 2026 to regain compliance. To regain compliance, the closing bid price of the Company’s Class A ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

In connection with the Share Consolidation, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value, which became effective on December 2, 2025. Attached to this report on Form 6-K as Exhibit 1.1 is a copy of such third amended and restated memorandum and articles of association.

Attached to this report as Exhibit 99.1 is a copy of the press release dated December 23, 2025 titled “Elong Power Holding Limited Announces Effective Date of Reverse Stock Split”.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended And Restated Memorandum And Articles Of Association
99.1	Press Release – Elong Power Holding Limited Announces Effective Date of Reverse Stock Split, dated December 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: December 29, 2025	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors